Exhibit 99.2
GENERAL CABLE CORPORATION
Offer to Pay a Cash Premium Upon Conversion of
Any and All of its Outstanding Shares of
5.75% Series A Redeemable Convertible Preferred Stock
(CUSIP Nos. 369300207 and 369300306)
into Shares of Common Stock
Dated November 9, 2005
This Conversion Offer will expire at 5:00 p.m., New York City time, on Friday, December 9, 2005, unless extended or earlier terminated (such date, as the same may be extended or earlier terminated, the “Expiration Date”). Holders of shares of Preferred Stock (as defined below) must surrender their shares of Preferred Stock for conversion on or prior to the Expiration Date to receive the Conversion Consideration (as defined below).
November 9, 2005
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
      Enclosed for your consideration is a Conversion Offer Prospectus, dated November 9, 2005 (as the same may be amended or supplemented from time to time, the “Conversion Offer Prospectus”), and a Letter of Transmittal (the “Letter of Transmittal” and, together with the Conversion Offer Prospectus, the “Conversion Offer Documents”), relating to the offer (the “Conversion Offer”) by General Cable Corporation, a Delaware corporation (the “Company”), to pay a cash premium, upon the conversion of any and all of its outstanding shares of 5.75% Series A Redeemable Convertible Preferred Stock, $50.00 liquidation preference per share (the “Preferred Stock”), into shares of its common stock, $0.01 par value per share (the “Common Stock”).
      The consideration offered for each share of Preferred Stock converted pursuant to the Conversion Offer shall be an amount, payable in cash, equal to $7.88, subject to adjustment, for each share of Preferred Stock validly surrendered for conversion, plus an amount in cash equivalent to the accrued, unpaid and accumulated dividends thereon from and after the last dividend payment date prior to the Expiration Date, which dividend payment date will be November 24, 2005, up to, but not including, the Settlement Date, as defined below (the “Conversion Consideration”), as more fully described in the Conversion Offer Documents. Holders that validly surrender their shares of Preferred Stock for conversion will receive the Conversion Consideration in addition to the shares of Common Stock issuable upon conversion pursuant to the conversion terms of the Preferred Stock. Each share of Preferred Stock is convertible into 4.998 shares of Common Stock, subject to adjustment, which is equivalent to a conversion price of $10.004 per share. The Company is not required to issue fractional shares of Common Stock upon conversion of the Preferred Stock. Instead, the Company will pay a cash adjustment for such fractional shares based upon the market price of the Common Stock on the second business day before the Settlement Date. The “Settlement Date” in respect of any shares of Preferred Stock that are validly surrendered for conversion is expected to be promptly following the Expiration Date. Holders surrendering their Preferred Stock for conversion after 5:00 p.m., New York City time, on the Expiration Date will not be eligible to receive the Conversion Consideration.
      Notwithstanding any other provision of the Conversion Offer, the Company’s obligations to accept for conversion and to pay the related Conversion Consideration are subject to, and conditioned upon, the satisfaction of or, where applicable, the Company’s waiver of, the following:

•	an amendment to the Company’s existing senior secured credit facility to permit the Company to effect the Conversion Offer;

•	the receipt by the Company before 5:00 p.m., New York City time, on the Expiration Date of net borrowings from the Company’s senior secured credit facility on terms and conditions satisfactory to the Company sufficient to pay all the Conversion Consideration due in connection with the Conversion Offer, and all costs and expenses related thereto; and

•	the general conditions described in the section of the Conversion Offer Prospectus entitled “The Conversion Offer — Conditions to the Conversion Offer — General Conditions.”
      The Company reserves the right, in its sole discretion, to waive any one or more of the conditions to the Conversion Offer at any time as set forth in the Conversion Offer Prospectus under the caption “The Conversion Offer — Conditions to the Conversion Offer.”
      For your information and for forwarding to your clients for whom you hold shares of Preferred Stock registered in your name or in the name of your nominee (or, for shares registered in the name of The Depository Trust Company (“DTC”), shares of Preferred Stock that are credited to your account or the account of your nominee), we are enclosing the following documents:

1.	Copies of the Conversion Offer Prospectus, dated November 9, 2005;

2.	Letters of Transmittal for your use and for the information of your clients;

3.	A Form W-9 (with instructions) providing information relating to backup U.S. Federal income tax withholding; and

4.	Copies of a printed form of letter which may be sent to your clients for whose accounts you hold shares of Preferred Stock registered in your name or in the name of your nominee (or credited to your account or the account of your nominee at DTC), with space provided for obtaining such clients’ instructions with regard to the Conversion Offer.
DTC participants will be able to surrender shares of Preferred Stock for conversion through DTC’s Automated Tender Offer Program.
      WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.
      The Company will not pay any fees or commission to any broker or dealer or other person (other than the Dealer Manager) for soliciting conversion of Preferred Stock pursuant to the Conversion Offer. You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

      Any inquiries you may have with respect to the Conversion Offer should be addressed to Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager for the Conversion Offer, at either of the telephone numbers set forth below. Additional copies of the enclosed material or any of the Conversion Offer Documents may be obtained from D.F. King & Co., Inc., the Information Agent, at (212) 269-5550 or at the address set forth on the back cover of the Conversion Offer Prospectus.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED
(212) 449-4914 or
(888) 654-8637 (toll free)
      NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE CONVERSION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE CONVERSION OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.
      The Conversion Offer is not being made to (nor will shares of Preferred Stock surrendered for conversion be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance of the Conversion Offer would not be in compliance with the laws of such jurisdiction.
      IMPORTANT: The Letter of Transmittal (or a facsimile thereof), together with any shares of Preferred Stock surrendered for conversion and all other required documents, must be received by the Conversion Agent at or prior to 5:00 p.m., New York City time, on the Expiration Date in order for Holders to receive the Conversion Consideration.
      Alternatively, DTC participants may, in lieu of physically completing and signing the Letter of Transmittal and delivering it to the Conversion Agent, electronically accept the Conversion Offer and surrender the shares of Preferred Stock for conversion through DTC’s Automated Tender Offer Program (“ATOP”) as set forth under “The Conversion Offer — Procedures for Surrendering Shares of Series A Preferred Stock for Conversion” in the Conversion Offer Prospectus. Holders surrendering their shares of Preferred Stock for conversion by book-entry transfer to the Conversion Agent’s account at DTC can execute the surrender through ATOP, for which the transaction will be eligible. DTC participants that are accepting the Conversion Offer must transmit their acceptance to DTC which will verify the acceptance and execute a book-entry delivery to the Conversion Agent’s account at DTC. DTC will then send an Agent’s Message to the Conversion Agent for its acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Conversion Offer as to execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message.

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